# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMMERSION CORP, CIK 0001058811
CUSIP: 452521107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2999 N. E. 191ST STREET, SUITE 610, AVENTURA, Florida (FL), 33180
Date of event which requires filing of this statement: 12/05/2025
Filed by CIK 0002022157
Persons authorized to receive notices and communications: Scott Larson, 3608 Lexington Ave., Dallas, Texas (TX), 75205, 469-816-6411

## Reporting persons
- Irrevocable Larson Family Investment Trust (CIK 0002022157): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: personal funds (PF); sole voting power 2,350,000; shared voting power 0; sole dispositive power 2,350,000; shared dispositive power 0; aggregate amount beneficially owned 2,350,000 (7.3% of the class)
  Comment: The percentage in Row (13) is calculated based on a total of 32,396,432 shares of the Issuer's common stock outstanding as of March 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 8-K filed on March 12, 2025.
- Scott A. Larson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,352,000; sole dispositive power 2,352,000; aggregate amount beneficially owned 2,352,000 (7.3% of the class)
  Comment: The percentage in Row (13) is calculated based on a total of 32,396,432 shares of the Issuer's common stock outstanding as of March 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 8-K filed on March 12, 2025..

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: IMMERSION CORP
Address of issuer's principal executive offices: 2999 N. E. 191ST STREET, SUITE 610, AVENTURA, Florida (FL), 33180
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") supplements and amends the Schedule 13D originally filed by the Reporting Persons on November 3, 2025 (the "Schedule 13D").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3(a) of the Schedule 13D is hereby amended and rested to read as follows:

The source of funds used for the purchase of the Issuer's securities were the personal funds of the Reporting Persons. The aggregate purchase price of the Common Stock and options to purchase Common Stock beneficially owned by Mr. Larson was approximately $17,318,934.00.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the addition of the following:

On December 5, 2025 (the "Effective Date"), the Issuer entered into a letter agreement (the "Cooperation Agreement") with the Reporting Persons.

Pursuant to the Cooperation Agreement, the Reporting Persons agreed to withdraw its request for certain materials from the Issuer, cease any and all solicitation and other activities in connection with the Issuer's annual meeting of stockholders for the fiscal year ended April 30, 2025, and provide to the Issuer any and all materials and information that pertain to the Issuer regarding stockholders of the Issuer that have communicated with the Reporting Persons or its representatives after January 1, 2025 about the Issuer.

The Cooperation Agreement will remain in effect from the Effective Date until December 31, 2027 (such period, the "Restricted Period").

During the Restricted Period, the Cooperation Agreement provides, among other things, that:

* at each annual or special meeting of the Issuer's stockholders, the Reporting Persons will vote all shares of voting securities of the Issuer beneficially owned by them, and over which they have the right to vote, in accordance with the recommendation of the Issuer's board of directors (the "Board") with respect to (i) each election of directors, any removal of directors and any replacement of directors and (ii) any other proposals or business that may be submitted to the stockholders of the Issuer by either the Issuer or any stockholder of the Issuer, except if Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co. LLC ("Glass Lewis") recommend otherwise with respect to any proposals (other than as related to (w) the election, removal or replacement of directors, (x) the implementation, ratification, modification or approval of any takeover defenses (including, for the avoidance of doubt, with respect to the Rights Agreement, dated as of November 7, 2025, by and between the Issuer and Computershare Trust Company, N.A., as rights agent), (y) the Issuer's "say-on-pay" proposal and/or (z) any equity compensation proposal approved by the Board or any committee thereof), the Reporting Persons shall be permitted to vote in accordance with ISS's and Glass Lewis's recommendation, and the Reporting Persons may vote in its discretion on any proposal of the Issuer in respect of any Extraordinary Transaction (as defined in the Cooperation Agreement);

* the Reporting Persons will be subject to customary standstill restrictions, including, among other things, not: (i) acquiring any securities of the Issuer or any rights that would result in the Reporting Persons beneficially owning, controlling or otherwise having any voting interest over 9.99% or more of the then-outstanding voting securities; (ii) soliciting proxies and related matters; and (iii) engaging or participating in or publicly commenting on certain Extraordinary Transactions (as defined in the Cooperation Agreement) involving the Issuer, each of the foregoing subject to certain exceptions as provided in the Cooperation Agreement; and

* neither the Issuer nor the Reporting Persons shall disparage or sue the other party, subject to certain exceptions.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 8, 2025 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

The information in Rows (7) through (11) and (13) on the cover pages of this Schedule 13D is hereby incorporated by reference. The percentage in Row (13) on the coverpages of this Schedule 13D are calculated based on a total of 32,396,432 shares of the Issuer's common stock outstanding as of March 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 8-K filed on March 12, 2025. Mr. Larson directly owns 2,000 shares of Common Stock. The Trust directly owns (i) 2,100,000 shares of Common Stock, and (ii) options to purchase up to 250,000 shares of Common Stock. As the sole trustee and beneficiary of the Trust, Mr. Larson has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the securities of the Issuer directly owned by the Trust.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Schedule 13D is hereby amended and restated to incorporate Item 5(b) of this Amendment therein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby supplemented to add the following: On November 4, 2025, the Trust purchased 150,000 shares Common Stock in open market transactions through a broker at purchase prices between $6.37 and $6.58 per share.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented with the addition of the following:

The Reporting Person's response in Item 4 of this Amendment is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented with the addition of the following:

Exhibit 99.3 - Cooperation Agreement (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on the Form 8-K filed with the SEC on December 8, 2025).

## Signatures
- Irrevocable Larson Family Investment Trust: /s/ Scott A. Larson, Scott A. Larson, Trustee (12/08/2025)
- Scott A. Larson: /s/ Scott A. Larson, Scott A. Larson (12/08/2025)